SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                                               Commission File Number: 000-28451

                           NOTIFICATION OF LATE FILING

(Check One):
|_| Form 10-K |_| Form 11-K |_| Form 20-F |_| Form 10-Q |_| Form N-SAR

|X| Form 10-KSB |_| Form 10-QSB

               For Period Ended: December 31, 2000
               |_| Transition Report on Form 10-K
               |_| Transition Report on Form 20-F
               |_| Transition Report on Form 11-K
               |_| Transition Report on Form 10-Q
               |_| Transition Report on Form N-SAR

               For the Transition Period Ended:
                                               ---------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

                                 Docuport, Inc.
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                             Full Name of Registrant

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                            Former Name if Applicable

                                12 Spielman Road
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           Address of Principal Executive Office (Street and Number)

                               Fairfield, NJ 07004
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                            City, State and Zip Code

                                     PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.) |X| Yes |_| No


|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and (see Part III below)

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Company's reporting was delayed because additional time is needed to assemble the necessary information in order to allow the registrant's auditors to complete the audit of the Company's financial statements for the year ended December 31, 2000. Once the audit is complete, the registrant will prepare and file its annual report on Form 10-KSB shortly thereafter. There can be no assurance that the necessary information will be assembled in sufficient time to complete the audit or annual report for the year ended December 31, 2000 within 15 calendar days.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Norman Docteroff                                      (973)       882-3177
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       (Name)                                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company had no revenues during the year ended December 31, 2000 and it is expected that reported losses will be substantially greater than in 1999 because of greater expenditures in all categories during 2000.

                                 Docuport, Inc.
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                  (Name of Registrant as Specified in Charter)

            Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  April 3, 2001                 By:   /s/ Norman Docteroff
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                                          Norman Docteroff, President